November 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins and Lynn Dicker

Re:	Stereotaxis, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 000-50884

Dear Ms. Harkins and Ms. Dicker:

We are writing this letter on behalf of Stereotaxis, Inc. (the “Company”) in response to the letter, dated October 27, 2011, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Year Ended December 31, 2010

Notes to Financial Statements, page 60

Note 2. Summary of Significant Accounting Policies, page 60

-Revenue and Cost of Revenue, page 61

1.	We note that you may enter into bill and hold arrangements with your customers by delivering systems to a non-hospital site at the customer’s request. Please tell us and revise your future filings to explain in more detail the nature of your bill and hold arrangements with your customers and to explain how you meet the criteria outlined in SAB Topic 13A3(a) in order to recognize revenue when delivery has occurred to a non-hospital site. Within your discussion, please quantify the amount of revenue and related costs of sales whereby your customers have not taken delivery of their products but you have recognized revenue under bill and hold arrangements for each reporting period presented. Please provide us with a sample of your proposed disclosure.

SEC	Bryan Cave LLP
November 22, 2011

When hospitals purchase capital equipment from the Company, the hospital typically provides a shipping destination that is the hospital construction site, a warehouse on the hospital premises, or an off-site warehouse. In all cases, the Company ensures that delivery has occurred to the location specified by the customer and title and risk of loss have transferred before recognizing revenue. The Company does not believe that delivery to an off-site warehouse meets the strict definition of “bill-and-hold” transactions, because delivery has occurred and title and risk of loss have transferred. Customers generally request delivery to a site other than directly to the hospital as the equipment is part of a larger construction project and staging is required. Hospital sites have limited, if any, storage or staging areas. Hospitals typically own, or often rent, warehouse space for supply storage and/or construction staging purposes. To ensure delivery has occurred under the strictest of revenue recognition guidelines, the Company evaluates the transaction according to the criteria outlined in SAB Topic 13A3(a) when products are delivered to an off-site warehouse.

The Company believes that the disclosure to which you refer may inadvertently imply that the Company enters into “bill-and-hold” transactions, in which the Company recognizes revenue after segregating inventory at one of its facilities, or ships to a third party warehouse, but retains title and risk of loss. The Company has not recognized any revenue or related cost of sales in situations where title and risk of loss did not transfer to the customer. In the future, the Company proposes to remove the following two sentences and replace them as indicated below:

Existing:

We may deliver systems to a non-hospital site at the customer’s request. We evaluate whether delivery has occurred considering general accounting principles for revenue recognition with respect to “bill and hold” transactions.

Proposed:

We do not recognize revenue in situations in which inventory remains at a Stereotaxis warehouse or in situations in which title and risk of loss have not transferred to the customer. However, we may deliver systems to a non-hospital site at the customer’s request as outlined in the terms and conditions of the sales agreement, in which case we evaluate whether the substance of the transaction meets the delivery and performance requirements for revenue recognition under “bill and hold” guidance.

Note 6. Intangible Assets, page 66

2.	We note your disclosures related to the agreement to issue 450,000 shares of your common stock to a consultant in exchange for intellectual property rights. Please explain to us how you determined the fair value of the 200,000 shares that were issued upon execution of the agreement and how you determined that the remaining unissued shares meet the equity classification under Topic 480 of the FASB Accounting Standards Codification.

SEC	Bryan Cave LLP
November 22, 2011

In June 2010, the Company entered into an agreement to issue 450,000 shares of common stock to a consultant in exchange for intellectual property rights. The Company issued 200,000 shares on June 4, 2010 and agreed to issue an additional 250,000 shares in aggregate over the next 3 years. On June 4, 2010, the Company recorded an asset for the acquired intellectual property. In addition, the Company recorded entries to common stock and additional paid-in capital for the shares issued as of June 4, 2010, and recorded the fair value of the unissued shares in additional paid-in capital.

Paragraph 480-10-15-8 of the FASB Accounting Standards Codification states that, “[t]he guidance in the Distinguishing Liabilities from Equity Topic does not apply to an obligation under share-based compensation arrangements if that obligation is accounted for under Topic 718 or Subtopic 505-50.” The Company believes that this transaction falls under the guidance in Subtopic 505-50 based on the fact that the Company acquired intellectual property by issuing its shares, which meets the requirements under Paragraph 505-50-15-2 of the FASB Accounting Standards Codification.

Regarding measurement date, Paragraph 505-50-25-7 of the FASB Accounting Standards Codification states that if there is no further obligation on the part of the grantee when the agreement was finalized, the measurement date has been established. Therefore, the intellectual property was valued based on the closing price of $3.70 per share on the date that the agreement was entered into, June 4, 2010, multiplied by the number of shares provided to the consultant in the agreement, 450,000.

The Company does not believe that the shares are subject to any features mentioned in the guidance outlined in Topic 718 or Topic 480 that would require them to be recorded as a liability. The equity instrument will not be settled in cash, the value was fixed and determinable on the date the agreement was executed as no further service or vesting was required of the individual from whom the Company purchased the intellectual property, and there were no unusual terms. The unissued shares did not represent mandatorily redeemable financial instruments. In addition, the obligation to issue the remaining shares is not contingent upon settlement using a variable number of shares, the number of shares and the overall monetary consideration was determined on the date the agreement was executed. Therefore, the Company has recorded the shares in equity since it believes this classification best reflects the substantive terms of the award.

Note 8. Long-Term Debt and Credit Facilities, page 67

3.	We note on page 69 that you have an arrangement with Biosense Webster Advance whereby you offset the outstanding royalties owed by Biosense Webster for outstanding royalty advances and deferred research and development expenses and accrued interest. Please explain to us in more detail how you present this arrangement on your balance sheets as of December 31, 2010 and 2009. If you present these on a net basis, please explain to us in more detail how you meet the right of offset requirements outlined in Topic 210-20 of the FASB Accounting Standards Codification.

SEC	Bryan Cave LLP
November 22, 2011

The Company nets all outstanding royalty advances, deferred research and development expenses, and accrued interest owed to Biosense Webster as aggregated amounts presented in debt on the balance sheet. As of December 31, 2009, the amount due to Biosense Webster related to these items was reported in debt in the amount of $13,346,654, of which $3,000,000 was classified as short-term. As of December 31, 2010, the amount due to Biosense Webster related to these items was reported in debt in the amount of $7,894,091, all of which was classified as short-term.

Based on the Second Amendment to Development Alliance and Supply Agreement, the revenue share advance and any interest thereon, as well as deferred research and development expenses and any interest thereon, are recouped by Biosense Webster by deduction of amounts otherwise owed to Stereotaxis for royalties. The Company believes that it fulfills the requirements for right of setoff specified in Topic 210-20 of the FASB Accounting Standards Codification based on the fact that the amounts owed under this agreement are determinable amounts, there is a contractual right of setoff, which is enforceable by law, and that the Company has a practice of setting off the amounts owed with the amounts due to Biosense Webster.

Note 15. Segment Information, page 77

4.	Paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification requires separate disclosure of material revenues attributed to an individual foreign country and the basis of attributing revenues from external customers to individual countries. Please explain to us how your current presentation complies with that guidance.

The Company’s Segment Information footnote discloses revenue from the United States as well as all foreign countries in total. Due to the fact that no revenue attributable to an individual foreign country was material, no separate disclosure of this information was necessary. However, based on the guidance in Paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification, the Company must disclose its basis for attributing revenues from external customers to individual countries. The Company will add the following disclosure to this footnote in future filings:

“Revenues are attributed to countries based on the location of the customer.”

*     *     *     *     *

SEC	Bryan Cave LLP
November 22, 2011

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (314) 259-2447 or by fax at (314) 259-2020.

Sincerely,

/s/ Robert J. Endicott

Robert J. Endicott

cc:	Samuel W. Duggan II (Stereotaxis, Inc.) James L. Nouss, Jr.